

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 4, 2011

Vishay Precision Group, Inc.
3 Great Valley Parkway, Suite 150
Malvern, PA 19355

> **Re:** **Vishay Precision Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 12, 2011**
> **File No. 333-173461**

Dear Sir/Madam:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Securityholders, page 27

1. Please tell us whether any of the selling securityholders are broker-dealers or affiliates of a broker-dealer. Any selling securityholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, each selling securityholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling securityholder is able to make the following representations in the prospectus:

    • The selling securityholder purchased the shares being registered for resale in the ordinary course of business.

- At the time of the purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

   Please revise as appropriate.

2.   Please disclose the transactions in which each selling securityholder received or acquired the offered securities. Include the date of the transaction and the amount of the consideration paid.

3.   Please reconcile the disclosure in the third paragraph of this section that you have assumed for purposes of the table in this section that the selling securityholders will sell all of the exchange shares and exercise shares with the disclosure in the last column of the table about the shares that they will beneficially own after the offering.

4.   Please disclose the natural person or persons who have or share voting and/or investment power for the shares offered by the selling securityholders.

Exhibit 5.1

5.   Given the date restrictions in the third and third-to-last paragraphs, please file a revised opinion on the date you expect this registration statement to be declared effective.

6.   The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) may not assume any material facts underlying the opinion or facts that are readily ascertainable. We note the last sentence of the third paragraph of this exhibit. Please file an opinion that is revised as appropriate.

7.   Please file an opinion in which counsel opines that the warrants are legal, binding obligations of the registrant under the state law governing the warrant agreements.

8.   Please refer to the paragraph following the numbered paragraphs on page 2. Investors are entitled to rely on counsel's opinion. Please file a revised opinion.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (via facsimile): Ronald Desilets